Exhibit 99.1

Provident Announces Closing of Over-Allotment Option for Convertible Debentures

News Release 15-11
May 13, 2011

All values are in Canadian dollars.

CALGARY, ALBERTA - Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) announced today that it has completed the offering of an additional $22,500,000 aggregate principal amount of 5.75% convertible unsecured subordinated debentures due December 31, 2018 pursuant to the exercise by the underwriters of the previously granted over-allotment option in connection with Provident's recent public offering of debentures.  The total gross proceeds to Provident from the sale of the debentures, including the over-allotment, was $172,500,000.

The net proceeds of the offering will initially be used by Provident to repay indebtedness under its credit facility which will then be available to be drawn, as required, to fund the previously announced redemption of all of the outstanding aggregate principal amount of Provident's outstanding 6.5% convertible debentures due August 31, 2012 (the “6.5% Debentures”) and for general corporate proposes. As of May 12, 2011, there was approximately $95 million aggregate principal amount of 6.5% Debentures outstanding.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities of Provident within the United States. The Debentures to be offered, including common shares issuable on conversion, redemption or maturity of the Debentures, have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to or for the account or benefit of, a “U.S. person” as such terms are defined in Regulation S thereunder.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids (NGL) infrastructure and logistics business. Provident’s Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Glen Nelson Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com